Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

November 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Alan Campbell, Esq.

Re:	Ensysce Biosciences, Inc.
Registration Statement on Form S-1
SEC File No. 333-268038
Filed October 28, 2022

Ladies and Gentlemen:

On behalf of Ensysce Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received initially by letter dated November 11, 2022 relating to the above-referenced Form S-1 of the Company. The Company is concurrently filing Amendment No. 1 to the Form S-1 (the “Amendment”) to address the Staff’s comments via EDGAR.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings given to those terms in the Amendment. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment correspond to the pagination of the Amendment.

Registration Statement on Form S-1

General

1. Please revise your cover page to disclose the volume of securities you are offering on a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Also, please revise to remove any disclosures suggesting that the volume of securities has not been established. In this regard, please remove the following disclosure from the cover page: “All share, warrant, and pre-funded warrant numbers are based on an assumed combined public offering price of $___ per share and accompanying warrants.” For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

Following discussion with the Staff, the volume of securities being offered has been disclosed on the cover pages of the Amendment and the quoted sentence has been removed from the cover page. Other references to an “assumed combined public offering price of $__ per share and accompanying warrants” have been revised to remove disclosures suggesting that the volume of securities has not been established.

2. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references on the cover page and elsewhere to the total dollar amount of proceeds ($12.5 million).

The four references to $12,500,000 on the front and back covers have been replaced in the Amendment with the number of shares (5,274,261).

3. We note that your placement agent, Lake Street, will sell the securities on a “best efforts” basis. Please revise to state on the cover page, and elsewhere as appropriate, the date the offering will end. Refer to Regulation S-K, Item 501(b)(8)(iii).

4. We note your disclosure that you expect to deliver your shares, pre-funded warrants, and warrants to investors on or about an as yet to be determined date in 2022. Given that this is language typically included in a firm commitment underwritten offering and you have indicated this is a best efforts offering, please advise us of the reason for this disclosure

As a result of our conversation with the Staff, it is our understanding that no additional disclosure is required to address either Comment 3 or Common 4.

* * * *

Looking forward to resolving all outstanding issues as quickly as possible, we request that the Staff contact us if any questions or comments remain as a result of this letter and the related filing.

Please direct any questions or comments to our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Gregory Rubis at (609) 951-4105.

ENSYSCE BIOSCIENCES, INC.

By:	/s/ Lynn Kirkpatrick
Name:	Lynn Kirkpatrick
Title:	CEO

Cc:	Eric D. Kline, Troutman Pepper Hamilton Sanders LLP
Gregory Rubis, Troutman Pepper Hamilton Sanders LLP